File by HealthTronics Surgical Services, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange of Act of 1934

Subject Company: HeathTronics Surgical Services, Inc.

Commission File No.: 333-117102

FOR IMMEDIATE RELEASE

PRIME MEDICAL AND HEALTHTRONICS ANNOUNCE ISS SUPPORT FOR MERGER

AUSTIN, TX and MARIETTA, GA October 27, 2004 – Prime Medical Services, Inc. (NASDAQ:PMSI) and HealthTronics Surgical Services, Inc. (NASDAQ:HTRN) today announced that Institutional Shareholder Services, Inc. (“ISS”) released reports recommending that its clients vote in favor of the proposed merger between the two companies.

ISS is the world’s leading provider of proxy voting and corporate governance services, serving over 1,000 institutional and corporate clients worldwide and issuing vote recommendations for more than 28,000 companies across 102 markets worldwide.

Prime’s President & CEO, Brad A. Hummel, commented, “We are encouraged and pleased that the nation’s leading proxy advisor is supporting the proposed merger. We continue to be enthusiastic about the strategic prospects of the merger and the financial benefits anticipated to result from this combination. Management and employees of both companies look forward to joining forces following our anticipated closing on November 10th.”

Prime Medical and HealthTronics will hold special meetings of their shareholders on Tuesday, November 9, 2004 to vote on the companies’ proposed merger and related matters. Formal notice of the meetings, together with the definitive joint proxy statement/prospectus, was mailed to shareholders of both companies. The joint proxy statement/prospectus is also available at www.sec.gov under HealthTronics’ filings. Only shareholders of record at the close of business on September 30, 2004 are entitled to notice of and to vote at their respective special meetings.

About Prime Medical Services

Prime is an industry leader in providing healthcare services to the urology community and is a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcast & communications industries. For more information, visit Prime’s website at: www.primemedical.com.

About HealthTronics

HealthTronics Surgical Services is one of the nation’s leading providers of non-invasive and minimally invasive medical devices and surgical services for certain urologic and orthopaedic conditions. For more information, visit www.healthtronics.com.

Statements by the Company’s management during the conference calls announced in this press release that are not strictly historical, including statements regarding plans, objective and future financial performance, are “forward-looking” statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Prime believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that the expectations will prove to be correct. Factors that could cause actual results to differ materially from Prime’s expectations include, among others, the existence of demand for and acceptance of Prime’s services, the availability of appropriate candidates for acquisition by Prime, regulatory approvals, economic conditions, the impact of competition and pricing, financing efforts and other factors described from time to time in Prime’s periodic filings with the Securities and Exchange Commission.

CONTACT: -OR-	INVESTORS RELATIONS COUNSEL:
Prime Medical Services, Inc.	The Equity Group Inc.
Brad A. Hummel, President & CEO	Loren G. Mortman
John Q. Barnidge, Senior Vice President & CFO	(212) 836-9604, LMortman@equityny.com
(512) 314-4554	Lauren Barbera
www.primemedical.com	(212) 836-9610, LBarbera@equityny.com
www.the equitygroup.com
HealthTronics Surgical Services, Inc. Martin J. McGahan, President & COO (800) 464-3795 www.healthtronics.com

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